Exhibit 99.3

NICE inContact CXone Expands Artificial Intelligence Apps with
Speech-Enabled Virtual Assistants and AI Chatbots from Omilia

Omilia Omnichannel Virtual Assistant extends seamless end-to-end conversational experience for self-service, helping improve customer satisfaction

Salt Lake City, April 10, 2018 – NICE inContact, a NICE (Nasdaq: NICE) business, today announced expansion of its artificial intelligence applications with the Omilia conversational technology stack on CXexchange, an extensive marketplace featuring ready-to-use applications designed to integrate with NICE inContact CXone™, the world’s #1 cloud customer experience platform. The Omilia conversational technology stack for organizations using CXone leverages artificial intelligence and automation that provides easy-to-deploy speech-enabled virtual assistants and AI chatbots.

When deployed at a top ten financial institution, Omilia's technology increased customer satisfaction with a double-digit increase in successful self-service interactions, based on 86 percent task completion rate and a world-class word error rate of 4.26 percent.

NICE inContact CXone customers will benefit from Omilia’s conversational AI technology stack by enabling:
•	Conversational customer care for voice and digital channels
•	Voice biometrics for passive and dynamic conversational authentication
•	Advanced speech analytics

Companies using CXone and the Omilia application can deploy next generation conversational customer care portals over all channels using one single cloud customer experience platform — designing and training Omilia artificial intelligence once and deploying the same application on all channels, all while keeping precious customer data in one unified location.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

“Omilia is excited for this partnership with NICE inContact and being part of CXexchange,” said Dimitris Vassos, CEO of Omilia. “Our technology helps companies provide amazing customer experience with cognitive conversational self-service, human-like speech-recognition and unstructured dialogs on all channels, on one single platform integrated with CXone.”

DEVone offers partners broad tools and resources to enable independent software vendors (ISVs) like Omilia to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how Omilia’s application works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their applications ready-to-integrate easily with CXone.

“Each customer that works with NICE inContact has specific needs and business goals in relation to their contact center operations,” said Paul Jarman, CEO of NICE inContact. “Omilia’s integration with CXone adds a modern, customizable self-service feature to our cloud customer experience platform. We welcome Omilia as part of the CXexchange marketplace.”

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s No. 1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by Gartner, Ovum, IDC, Frost & Sullivan, and DMG. www.niceincontact.com

NICE inContact is part of NICE (Nasdaq: NICE), the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Paul Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.